

Holdon Bags, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022 & Short-Year ended 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Holdon Bags, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 25, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	691,448	-
Prepaid Expenses	12,444	-
Inventory	231,812	-
Total Current Assets	935,704	-
Non-current Assets		
Equipment, net of Accumulated Depreciation	13,092	-
Total Non-Current Assets	13,092	-
TOTAL ASSETS	948,796	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	304,702	-
Due to Related Party	124,442	-
Accrued Expenses	4,839	-
Sales Tax Payable	15,735	-
Deferred Revenue	4,158	-
Total Current Liabilities	453,876	-
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	1,250,000	-
Total Long-Term Liabilities	1,250,000	-
TOTAL LIABILITIES	1,703,876	-
EQUITY		
Preferred Stock	99	-
Additional Paid in Capital	499,901	-
Accumulated Deficit	(1,255,080)	-
Total Equity	(755,080)	-
TOTAL LIABILITIES AND EQUITY	948,796	-

Statement of Operations

	Year Ended December 31, 2022	Short-Year Ended December 31, 2021
Revenue	858,131	-
Cost of Revenue	321,391	-
Gross Profit	536,740	-
Operating Expenses		
Advertising and Marketing	780,356	-
General and Administrative	901,067	
Research and Development	21,962	-
Related Party Management Fees	87,500	-
Depreciation	935	-
Amortization	-	-
Total Operating Expenses	1,791,820	-
Operating Income (loss)	(1,255,080)	-
Earnings Before Income Taxes	(1,255,080)	-
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(1,255,080)	-

Statement of Cash Flows

	Year Ended December 31, 2022	Short-Year Ended December 31, 2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,255,080)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	935	-
Accounts Payable & Accrued Expenses	309,540	-
Due to Related Party	124,442	-
Sales Tax Payable	15,735	-
Inventory	(231,812)	-
Prepaid Expenses	(12,444)	-
Deferred Revenue	4,158	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	210,555	-
Net Cash provided by (used in) Operating Activities	(1,044,525)	-
INVESTING ACTIVITIES		
Equipment	(14,027)	
Net Cash provided by (used by) Investing Activities	(14,027)	-
FINANCING ACTIVITIES		
Issuance of Preferred Stock	500,000	-
Future Equity Obligations (SAFE Notes)	1,250,000	-
Net Cash provided by (used in) Financing Activities	1,750,000	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	691,448	-
Cash at end of period	691,448	-

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance 4/1/2021 (Inception)	-	-	-	-	-	-	-
Issuance of Common Stock	8,410,525	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-
Ending Balance 12/31/2021	8,410,525	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	994,720	99	499,901	-	500,000
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(1,255,080)	(1,255,080)
Ending Balance 12/31/2022	8,410,525	-	994,720	99	499,901	(1,255,080)	(755,080)

Holdon Bags, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Holdon Bags, Inc ("the Company") was formed in Delaware on April 1st, 2021. The Company earns revenue by selling sustainable, household goods and by changing plastic consumption habits with compostable, plant-based products that break down in weeks, not centuries. The Company's headquarters is in Santa Monica, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

As of December 31, 2022, the Company had deferred revenue of $4,158 where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	14,027	(935)	-	13,092
Grand Total	**-**	**14,027**	**(935)**	**-**	**13,092**

Accounts Payable

Accounts payable represent uncollateralized obligations owed to suppliers for goods and services received in the normal course of business. Accounts payable are recorded at the invoiced amount and are typically due within standard trade terms. Payments on accounts payable are generally applied to the earliest outstanding invoices or statements provided by suppliers. The Company strives to manage its accounts payable efficiently and in accordance with negotiated terms.

In 2022, about 73% of the Company's total accounts payable, or $241,334, was attributed to its sole supplier. As of December 31, 2022, the Company maintained a current status with respect to this outstanding liability.

Inventory

The Company's inventory consists of finished goods and prepaid finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below:

Inventory Type	2022	2021
Finished Goods	197,821	-
Prepaid Inventory	33,991	-
Grand Total	231,812	-

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company authorized a Stock Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 756,995 shares of the Company's Common Stock have been allocated towards this Plan to be awarded as Stock Options or Restricted Stock. The Stock Options granted throughout 2022 had an exercise price of $0.0001 and either vested immediately, or were subject to the following vesting schedule: 36-equal monthly installments over the course of 3 years until fully vested. No Stock Options have been exercised as of December 31, 2022.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Weighted Average Intrinsic Value	
Total options outstanding, April 1, 2021 (Inception)	-	$	-	$	-
Granted	-	$	-	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2021	-	$	-	$	-
Granted	505,675	$	0.0001	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2022	505,675	$	0.0001	$	-
Options exercisable, December 31, 2022	198,262	$	0.0001	$	-

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, April 1, 2021 (Inception)	-	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	-	$	-
Granted	505,675	$	-
Vested	(198,262)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	307,413	$	-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 to be negligible.

In 2022, the Company granted its sole supplier a Warrant to purchase 249,704 shares of its Common Stock at a price of $0.10 per share. These shares are subject to vesting upon the occurrence of certain events, one of which is the grant of extended payment terms on any accounts payable owed to this supplier. The Company is allowed to utilize such preferential terms on a maximum outstanding balance of $1.6M (please see "Accounts Payable" note for further information). All shares have vested as of December 31, 2022.

The following table summarizes information with respect to outstanding warrants to purchase Common Stock of the Company, all of which were exercisable as of December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
0.10	249,704	8/9/2027
	249,704	

A summary of the warrant activity for the years ended December 31, 2022 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at April 1, 2021 (Inception)	-	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	-	-	-	-
Grants	249,704	0.10	5	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	249,704	0.10	5	-
Vested and expected to vest at December 31, 2022	249,704	0.10	5	-
Exercisable at December 31, 2022	249,704	0.10	5	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company is a subsidiary of another Entity ("the Entity") that owns 94% of all the Company's issued and outstanding shares as of December 31, 2022. Throughout 2022, this Entity paid operating expenses on behalf of the Company in the total amount of $1,124,443. In exchange for funding its operations, the Company converted $500,000 of this payable into 994,720 shares of its Preferred Stock. Furthermore, the Company converted an additional $500,000 of this payable into a SAFE Note of equal face value (please see "Note 5" for further information). As of December 31, 2022, the remaining balance of $124,442 bears no interest rate, no security interest, and is due upon demand.

The Company pays a management fee of $12,500 per month to the parent entity for management and administrative services. The term of this management agreement is open ended.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into two SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the greater of (i) SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements, or (ii) the SAFE Purchase Price divided by the price-per-share of the Preferred Stock sold during the equity financing event multiplied by a discount rate of 80%. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor the option to either (i) receive a portion of the proceeds equal to the SAFE Purchase Price, or (ii) automatically receive a number of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of the date of these financials, and each agreement is subject to a Valuation Cap of $15M.

Please see "Note 3" regarding a SAFE Note issued in exchange for a related party payable.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	1,250,000	N/A	N/A	-	1,250,000	1,250,000	-	-	-	-	-
Total				**-**	**1,250,000**	**1,250,000**	**-**	**-**	**-**	**-**	**-**

NOTE 6 – EQUITY

The Company has authorized 13,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 8,410,525 shares were issued and outstanding as of December 31, 2022 and 2021.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,000,000 shares of Preferred Stock with a par value of $0.0001 per share. A total of 994,720 and 0 shares were issued and outstanding as of December 31, 2022 and 2021, respectively. Please see "Note 3" regarding the issuance of these shares in exchange for a related party payable.

Voting: Preferred Stockholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Stockholders are not entitled to receive dividends when and if declared by the Board of Directors unless first converted into Common Stock.

Conversion: Preferred Stockholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, Preferred Stockholders are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 25, 2023, the date these financial statements were available to be issued.

The Company raised an additional $415K in SAFE notes at the same terms mentioned in Note 5.

The Company took out a loan with Shopify for $205K with a total repayment amount of $231,650 with a remittance rate of 17%.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Supplier Concentration Risk

Supplier Concentration Risk refers to the situation in which a significant portion of a company's inputs, raw materials, components, and/or services are sourced from a single supplier or a limited number of suppliers. As of December 31, 2022, the Company utilized one supplier for its production needs which exposed it to supply chain disruptions, production delays, and increased vulnerability to any adverse actions or circumstances affecting this vendor. Management is aware of this risk and has granted a Warrant to this supplier in an effort to maintain a stable relationship (please see "Equity Based Compensation" note for further information).